Dear Stockholders,

     We are proud to report that Koss Corporation has set a new sales record for Fiscal Year 1996.

     Sales for the fiscal year ending June 30, 1996 were $36,422,377 compared to $33,432,344 in 1995. Net income for the year was $2,360,963 compared to $2,087,994 one year ago. Earnings per share were $0.67 in 1996 compared to $0.58 in fiscal year 1995.

     We experienced a roller-coaster retail year, opening at a peak, rolling with trepidation through the holidays and climbing to a new sales record at the close of the fourth quarter. A surge in sales and orders during the first quarter was followed by a second quarter sales gain negatively impacted by a decline in gross margins. Requests for credit and sharper prices contributed to this margin decline which continued until the end of the third quarter. The company rebounded with record sales for it's fourth quarter increasing earnings more than three times for the same period last year.

     In Fiscal Year 1996, the successful licensing arrangement with Hagemeyer was extended to encompass Western Europe. Hagemeyer's line of Koss branded electronics products have received excellent distribution in retail outlets throughout North America.

     The new line of telecommunications headsets introduced in January positions the company to move into several new markets. The four models of tele-headsets include two "hands-free" products for use with standard telephones or cellular phones and two models for computer telephony. By expanding stereophone application outside of traditional markets, we believe that Koss' entry into these markets will play a key role in expanding the company's' current position as a market leader.

     The beginning of Fiscal Year 1997 marked Koss' entry onto the information superhighway with the opening of the Koss Web Site at http://www.koss.com. We are very excited about this new mode of communicating with our customers and have already seen an impressive number of "hits" to the site, many involving product inquiries and catalog requests as well as general feedback and questions from consumers. We anticipate that the Web site will move us closer to the individual consumer, opening a new path for us to sell direct and to provide greater consumer accessibility to products with limited retail placement. Within the next few months, we also expect to expand services offered at the site, including a dealer locator service to help consumers find a Koss retailer in their area.

     Currently, Koss' line of available credit is very good and our plan to repurchase the company's shares from the market will continue. We look forward to increased sales in FY 1997 through the introduction of a number of new models later this year. We expect these new introductions to expand our presence in existing markets as well as provide us entry to other non-traditional markets. As always, our primary focus continues to be on our base stereophone business and we will continue to concentrate on finding new applications for stereophone use.

     We would like to thank our customers, suppliers, stockholders, and the entire Koss team for their dedication and hard work over the past year to ensure the continued success of Koss Corporation.

Sincerely,


   John C. Koss                          Michael J. Koss
   Chairman                              President & CEO.

   CONSOLIDATED STATEMENTS OF INCOME                      KOSS CORPORATION

Year Ended June 30                  1996          1995             1994
- -----------------------------------------------------------------------
Net sales                       $36,422,377   $33,432,344   $35,561,322
Cost of goods sold               25,241,623    22,810,037    23,686,971
- -----------------------------------------------------------------------
Gross profit                     11,180,754    10,622,307    11,874,351
Selling, general and
administrative expense            8,528,098     8,376,204     8,191,504
- -----------------------------------------------------------------------
Income from operations            2,652,656     2,246,103     3,682,847
Other income (expense)
Interest income                     116,503        98,090        56,461
Interest expense                   (156,698)     (317,922)     (246,911)
Royalty income                    1,303,502     1,412,723     1,108,458
- -----------------------------------------------------------------------
Income before income taxes        3,915,963     3,438,994     4,600,855
Provision for income taxes        1,555,000     1,351,000     1,800,000
- -----------------------------------------------------------------------
Net income                      $ 2,360,963   $ 2,087,994   $ 2,800,855
=======================================================================
Number of common and common
equivalent shares used in
- -----------------------------------------------------------------------
computing earnings per share      3,502,979     3,631,364     3,751,514
=======================================================================
Earnings per common and common
- -----------------------------------------------------------------------
equivalent share:               $       .67   $       .58   $       .75
=======================================================================

CONSOLIDATED BALANCE SHEETS KOSS CORPORATION

As of June 30                                             1996            1995
- ------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash                                            $    27,001     $    49,227
   Accounts receivable, less allowances of
      $685,107 and $289,217 respectively             8,965,213       7,242,862
   Inventories                                       8,777,216       9,395,915
   Prepaid expenses                                    382,137         676,874
   Income taxes receivable                                  --         376,147
   Prepaid income taxes                                517,946         378,946
- ------------------------------------------------------------------------------
       Total current assets                         18,669,513      18,119,971
- ------------------------------------------------------------------------------
Equipment and Leasehold improvements, at cost:
  Leasehold improvements                               673,382         585,952
  Machinery, equipment, furniture and fixtures       4,442,411       4,299,822
  Tools, dies, molds and patterns                    7,561,969       7,309,609
- ------------------------------------------------------------------------------
                                                    12,677,762      12,195,383
  Less--accumulated depreciation                    10,333,421       9,911,989
- ------------------------------------------------------------------------------
                                                     2,344,341       2,283,394
Deferred Tax Asset                                     422,603              --
Intangible and Other Assets                            568,800         569,558
- ------------------------------------------------------------------------------
                                                   $22,005,257     $20,972,923
==============================================================================


LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable                                 $ 1,327,915     $ 1,726,711
  Accrued liabilities                                  786,353         930,660
  Income taxes payable                                 361,855              --
- ------------------------------------------------------------------------------
      Total current liabilities                      2,476,123       2,657,371
- ------------------------------------------------------------------------------
Long-Term Debt                                         470,000         570,000
Deferred Income Taxes                                       --           6,862
Deferred Compensation and Other Liabilities          1,022,344         907,264
Contigently Redeemable Common Stock                  1,490,000       1,490,000
- ------------------------------------------------------------------------------
Stockholders' Investment:
  Common stock, $.01 par value,
    authorized 8,500,000 shares;
    issued and outstanding 3,317,920
    and 3,486,080 shares, respectively                  33,179          34,861
Paid in capital                                      2,224,628       3,336,431
Contingently redeemable common stock                (1,490,000)     (1,490,000)
Cumulative translation adjustment                     (107,230)        (65,116)
Retained earnings                                   15,886,213      13,525,250
- ------------------------------------------------------------------------------
    Total stockholders' investment                  16,546,790      15,341,426
- ------------------------------------------------------------------------------
                                                   $22,005,257     $20,972,923
==============================================================================

STOCKHOLDERS' INFORMATION                                     KOSS CORPORATION

     Koss Corporation's 1996 Annual Report is presented in a simple readable and functional style. This Annual Report contains condensed financial statements only. The detailed financial statements including footnotes are included in the Form 10-K which has been provided to all stockholders along with the 1996 Annual Report. The Company believes this manner of presentation provides a concise summary for those who want to be kept informed while at the same time allowing those who feel it necessary the opportunity to investigate further.

     Koss Corporation common stock is traded on the Over the Counter market and quotations are available through the National Market System. The trading symbol is KOSS.

     For additional Annual Reports, Form 10-K's or Proxy materials write to:

             Investment Relations
             Koss Corporation
             4129 N. Port Washington Ave.
             Milwaukee, WI  53212


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Koss Corporation

     We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Koss Corporation and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, of stockholders' investment and of cash flows for each of the three years in the period ended June 30, 1996 (not presented herein); and in our report dated July 19, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of June 30, 1996 and 1995, and the related condensed consolidated statements of income for each of the three years in the period ended June 30, 1996, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PRICE WATERHOUSE LLP
Milwaukee, Wisconsin
July 19, 1996

      MANAGEMENT INFORMATION                     KOSS CORPORATION


      OFFICERS AND                            DIRECTORS
      SENIOR MANAGEMENT


      John C. Koss                            John C. Koss
      Chairman of the Board                   Chairman of the Board
                                              Koss Corporation
      Michael J. Koss
      President                               Thomas L. Doerr
      Chief Executive Officer                 President
      Chief Operating Officer                 Doerr Corporation
      Chief Financial Officer
                                              Victor L. Hunter
      John C. Koss, Jr.                       President
      Vice President--Sales                   Hunter Business Direct

      Daniel Esposito                         Michael J. Koss
      Vice President--Corporate Systems       President, C.E.O.,
                                              C.O.O., C.F.O.
      Sujata Sachdeva
      Vice President--Finance                 Lawrence S. Mattson
                                              Retired President
      Richard W. Silverthorn                  Oster Company
      Secretary
      General Counsel                         Martin F. Stein
                                              Chairman
      Declan Hanley                           Eyecare One Inc.
      Vice President--International Sales
                                              John J. Stollenwerk
                                              President
      ANNUAL MEETING                          Allen-Edmonds Shoe Corporation

      October 24, 1996
      Performance Center
      Koss Corporation
      4129 N. Port Washington Avenue
      Milwaukee, WI  53212


TRANSFER AGENT                                INDEPENDENT ACCOUNTANTS


      Questions regarding change of address,  Price Waterhouse LLP
      stock transfer, lost certificate, or    Milwaukee, Wisconsin
      information on a particular account
      should be directed in writing to:

                                              LEGAL COUNSEL

      Firstar Trust Company
      Box 2077                                Whyte Hirschboeck Dudek S.C.
      Milwaukee, WI  53201
      Attn:  Mr. Eugene R. Lee